afleasegold
it's a gold mine

[redacted]

07026220

P O Box 262 • Dunnottar • 1590
No 1 Shaft • Sub Nigel Gold Mine • Gauteng • South Africa
tel 27 11 814 4290 **fax** 27 11 814 7975
Vat No: 4560175723
www.afleasegold.com

17 August 2007

SEC MAIL PROCESSING RECEIVED AUG 2 3 2007 WASH. D.C. 108 SECTION

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C.
20549-0302

SUPPL

Dear Sir/Madam,

Re: Submission of Public Information: File No: 82-1798

I hereby submit on behalf of AFLEASE GOLD LIMITED – File No. 82-1798 the under mentioned documents in compliance with Rule 12g-3b of the Securities Exchange Act of 1934:

1. Trading Update dated 15 August 2007
2. Unaudited Interim Results for 6 Months ended 30 June 2007 dated 17 August 2007.

Yours faithfully

PROCESSED
AUG 2 9 2007
THOMSON
FINANCIAL

Pierre Kruger
Company Secretary
Aflease Gold Limited

e-mail pierre.kruger@afleasegold.com

AFO - Aflease Gold Limited - Trading Update 15 Aug 2007

AFO
AFO
AFO - Aflease Gold Limited - Trading Update
AFLEASE GOLD LIMITED
(Formerly Sub Nigel Gold Mining Company Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share Code: AFO & ISIN Code: ZAE000075867
("Aflease Gold" or "the company")

TRADING UPDATE

In terms of the JSE Limited Listings Requirements, companies are required to publish a trading update as soon as they are reasonably certain that the financial results for the current reporting period will be more than 20% different from that of the previous corresponding period.

In light of the aforementioned requirements, Aflease Gold expects both basic and fully diluted loss and headline loss per share, for the six months ended 30 June 2007, to be between 25% and 35% higher than those of the prior comparative period. The aforementioned loss is as a result of the fact that Aflease Gold is developing a new gold mine at Modder East on the East Rand and does not currently have an income generating operation.

Shareholders are advised that the above information has not been reviewed or reported on by Aflease Gold`s external auditors. The company`s results for the six months ended 30 June 2007 are expected to be released on or about 17 August 2007.

Johannesburg
15 August 2007
Sponsor
Nedbank Capital

Date: 15/08/2007 14:28:01 Produced by the JSE SENS Department.

The SENS service is an *information dissemination* service administered by the JSE Limited (`JSE`). The JSE does not, whether expressly, tacitly or implicitly, represent, warrant or in any way guarantee the truth, accuracy or completeness of the information published on SENS. The JSE, their officers, employees and agents accept no liability for (or in respect of) any direct, indirect, incidental or consequential loss or damage of any kind or nature, howsoever arising, from the use of SENS or the use of, or reliance on, information disseminated through SENS.

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AFLEASE GOLD LIMITED
(Formerly Sub Nigel Gold Mining Company Limited)
Incorporated in the Republic of South Africa
(Registration number: 1984/008179/06)
Share code: AFO USE), ISIN ZAE000075867
("Aflease Gold")

UNAUDITED INTERIM RESULTS FOR THE 6 MONTHS ENDED 30 JUNE 2007

afleasegold
it's a gold mine

SUMMARISED GROUP BALANCE SHEET

	Unaudited 30 June 2007 R'000	Unaudited 30 June 2006 R'000	Audited 31 December 2006 R'000
ASSETS			
Non-current assets			
Property, plant and equipment			
- Mine development costs and mine plant facilities	84,521	10,139	53,970
- Undeveloped properties	112,500	114,015	113,001
Asset retirement fund	736	681	705
Other investments	-	68	-
Amounts due from related parties	354	46	72
	198,111	**124,949**	**167,748**
Current assets			
Cash and cash equivalents	72,198	31,048	65,479
Receivables and prepayments	11,054	3,091	5,973
Inventories	289	-	289
	83,541	**34,139**	**71,741**
Total assets	**281,652**	**159,088**	**239,489**
SHAREHOLDERS' EQUITY			
Share capital and share premium	294,988	148,853	220,046
Contributed surplus	2,973	-	1,762
Accumulated deficit	(57,455)	(30,069)	(44,687)
	240,506	**118,784**	**177,121**
LIABILITIES			
Non-current liabilities			
Amounts owing to related parties	189	3,422	1,265
Asset retirement obligation	2,665	1,345	2,572
Deferred taxation	31,411	31,411	31,411
	34,265	**36,178**	**35,248**
Current liabilities			
Accounts payable and accrued liabilities	6,881	4,126	25,235
Provisions	-	-	1,885
	6,881	**4,126**	**27,120**
Total equity and liabilities	**281,652**	**159,088**	**239,489**

SUMMARISED GROUP INCOME STATEMENT

	Unaudited 30 June 2007 6 months R'000	Unaudited 30 June 2006 6 months R'000	Audited 31 December 2006 12 months R'000
Revenue	-	-	-
Cost of Sales	-	-	-
Gross loss	-	-	-
Sundry income	366	1	301
General and administrative expenditure	(8,239)	(3,549)	(13,165)
Share options expensed	(1,211)	-	(1,762)
Exploration and pre-feasibility expenditure	(6,362)	(5,090)	(9,979)
Operating loss	**(15,446)**	**(8,638)**	**(24,605)**
Interest received	2,771	232	1,804
Interest paid	(93)	(61)	(88)
Loss before income taxes	**(12,768)**	**(8,467)**	**(22,889)**
Taxation	-	(107)	(333)
Net loss	**(12,768)**	**(8,574)**	**(23,222)**
Loss per share(cents)			
- Basic	(2.60)	(2.00)	(5.16)
- Headline	(2.60)	(2.00)	(5.16)
- Diluted	(2.58)	(1.97)	(5.14)
Number of shares in issue	501,414,600	440,014,600	473,889,600

Reconciliation of weighted average number of shares and diluted average number of shares

Average number of shares	491,767,362	423,317,712	443,166,965
Adjusted for:			
- Unexercised share options	4,029,365	6,950,000	1,772,206
Diluted average number of shares	**495,796,728**	**430,267,712**	**444,939,171**

GROUP CONTINGENT LIABILITIES AND COMMITMENTS

	Unaudited 30 June 2007 R'000	Unaudited 30 June 2006 R'000	Audited 31 December 2006 R'000
Guarantees	1,325	913	1,325
Capital commitments			
- Capital expenditure commitments contracted for	43,042	6,866	2,563
- Capital expenditure commitment authorised by the Directors but not yet contracted for	66,517	-	141,934
Operating lease commitments	3,938	4,073	4,025

SUMMARISED GROUP STATEMENT OF CHANGES IN EQUITY

	Unaudited Share capital and share premium R'000	Unaudited Contributed surplus R'000	Unaudited Accumulated deficit R'000	Unaudited Total R'000
Balance at 1 January 2006	16,270	-	(21,495)	(5,225)
Share issues	132,583	-	-	132,583
Net loss for the period	-	-	(8,574)	(8,574)
Balance at 30 June 2006	148,853	-	(30,069)	118,784
Share issues	75,107	-	-	75,107
Share option scheme	-	1,762	-	1,762
Transaction cost	(3,914)	-	-	(3,914)
Net loss for the period	-	-	(14,618)	(14,618)
Balance 31 December 2006	220,046	1,762	(44,687)	177,121
Share issues	75,692	-	-	75,692
Share option scheme	-	1,211	-	1,211
Transaction cost	(750)	-	-	(750)
Net loss for the period	-	-	(12,768)	(12,768)
Balance at 30 June 2007	**294,988**	**2,973**	**(57,455)**	**240,506**

SUMMARISED GROUP CASH FLOW STATEMENT

	Unaudited 30 June 2007 6 months R'000	Unaudited 30 June 2006 6 months R'000	Audited 31 December 2006 12 months R'000
Cash utilised by operating activities	**(36,726)**	**(6,557)**	**2,190**
Cash utilised by operations	(14,177)	(8,150)	(18,660)
Utilised to increase / (decrease) working capital	(25,320)	1,529	19,467
Net cash utilised by operating activities	(39,497)	(6,621)	807
Finance income	2,771	232	1,804
Finance costs	-	(61)	(88)
Taxation paid	-	(107)	(333)
Cash (expended on) / retained from investment activities	**(30,139)**	**(7,604)**	**(51,136)**
Additions to property, plant and equipment	(30,108)	(7,511)	(51,087)
Increase in investments	(31)	(93)	(49)
Cash flow from financing activities	**73,584**	**44,990**	**114,206**
Proceeds from issue of shares	74,942	36,111	110,473
Business combination	-	11,820	11,820
(Decrease) / increase in amounts (due to) / due from related parties	(1,358)	(2,941)	(8,087)
Movement in cash and cash equivalents	6,719	30,829	65,260
Cash and cash equivalents at beginning of period	65,479	219	219
Cash and cash equivalents at end of period	**72,198**	**31,048**	**65,479**

NOTES TO THE SUMMARISED FINANCIAL STATEMENTS FOR THE 6 MONTHS ENDED 30 JUNE 2007

1. BASIS OF PREPARATION

These summarised consolidated interim financial statements are unaudited and have not been reviewed by our auditors. These interim summarised consolidated financial statements of Aflease Gold Limited and its subsidiaries are for the 6 months ended 30 June 2007. They have been prepared in accordance with IAS 34, Interim Financial Reporting, and are covered by International Financial Reporting Standard. The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgement in the process of applying the Group's accounting policies. There were no areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the abridged consolidated interim financial statements.

COMMENTARY

FINANCIAL RESULTS

The loss per share of R2.60 compared with R2.00 for the corresponding period last year is mainly attributable to the increased expenditure on the development of the Modder East mine which is currently under construction. Since the sod turning ceremony in May 2006, the portal has been completed and the trackless decline has advanced 838 metres. The project is on track for completion in the third quarter of 2009.

Aflease Gold raised an amount of approximately R79 million to fund the ongoing development by placing 27 400 000 ordinary shares with public shareholders diluting Uranium One Inc's shareholding to 67.7%. Further capital expenditure will be funded from existing cash reserves of approximately R72 million.

ADDITIONAL PROSPECTING RIGHT

A further prospecting right on the East Rand has been granted in respect of the Sub Nigel Area 8 prospecting area securing an additional 6540.7174 hectares for Aflease Gold to undertake exploration activities.

Signed on behalf of the Board:
NJ Froneman
(Chief Executive Officer)
Johannesburg
17 August 2007

Investment Bank and Sponsor

NEDBANK CAPITAL

Disclaimer

Statements made in this announcement with respect to Aflease Gold's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performances of Aflease Gold. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Aflease Gold cautions you that a number of risk and assumptions could cause actual results to differ materially from those discussed in the forward-looking statements, are therefore you should not place undue reliance on them. The potential risk and assumptions include, amongst others, risks associated with fluctuations in the rand-dollar exchange rate, dollar market price of gold, gold production at operations, estimates of reserves and resources. Aflease Gold assumes no obligation to update information of this release.

END